Polestar reports revenue growth of 56% in the first half of 2025

- Strong retail sales volumes growth at 51% ahead of EV market with retail network expansion progressing at pace
- Profitability reflects external headwinds
- Raised USD 200 million of new equity
- Cash position of USD 719 million as of 30 June 2025

GOTHENBURG, SWEDEN – 3 September 2025 – Polestar (Nasdaq: PSNY) today presents its unaudited financial results and operational metrics for the three-month and six-month periods ended 30 June 2025.

Michael Lohscheller, Polestar CEO, says: "Our operational performance in the first half of 2025 reaffirms that we are doing the right things, in a difficult market: increasing our commercial footprint, selling more cars and relentlessly focusing on cost and inventory management. Revenue growth was 56% and our Adjusted Gross Margin improved year-on-year. With an average of five new sales points opening per month in the second quarter, we are making it easier for more customers to experience and buy a Polestar. The launch of Polestar 5, our four-seat Grand Tourer, at IAA in September will strengthen our position as the leading performance EV brand."

Key financial and operational highlights for H1 2025 (year-on-year comparison)

- **Retail sales volumes** up 51.1% driven by transition to an active selling model, retail network expansion, and an attractive model line-up
- **Revenues** up 56.5% to USD 1,423 million, driven by higher sales volumes
- **Gross margin** of (49.4)% impacted by non-cash impairment expense of USD 739 million booked in Q2
- **Adjusted Gross Margin** positive at 1.4% – an improvement of 4.0 ppts
- **Selling, general and administrative expenses** continue to be optimized
- **Net loss** of USD (1,193) million mainly driven by the impairment expense
- **Adjusted EBITDA** loss of USD (302) million, a reduction of 30.3%
- **Cash position** of USD 719 million as of 30 June 2025
- **New equity** of USD 200 million raised to complement facilities of approximately USD 2.1 billion secured or renewed through August 2025
- **Future production site** in Europe confirmed for Polestar 7
- **Polestar 7** planned for launch in 2028
- **Guidance**: Target of compound annual retail sales volume growth of 30-35% in 2025-2027 reiterated

Key financial highlights

The table below summarizes key financial results for the six months ended 30 June 2025:

(in millions of U.S. dollars) (unaudited)	For the six months ended 30 June		
	2025	**2024**	*Change, %*
		Restated[1]	
Revenue	**1,423**	**909**	*56.5*
Cost of sales	(2,126)	(933)	*(128.0)*
Impairment expense, net of reversals	(724)	-	*n/a*
Other cost of sales	(1,402)	(933)	*(50.4)*
Gross profit / (loss)	**(703)**	**(23)**	*n/m*
Gross margin (%)	*(49.4)*	*(2.6)*	*(46.8) ppts*
Adjusted Gross Margin (non-GAAP, %)[2]	*1.4*	*(2.6)*	*+4.0 ppts*
Selling, general and administrative expenses	(431)	(450)	*4.3*
Research and development expenses	(31)	(24)	*(28.6)*
Other operating income (expense), net	70	22	*219.8*
Operating loss	**(1,096)**	**(476)**	*(130.1)*
Net loss	**(1,193)**	**(544)**	*(119.4)*
Adjusted EBITDA (non-GAAP)[2]	**(302)**	**(433)**	*30.3*

(1) "Restated" refers to the restated six-month periods ended 30 June 2024 filed on Form 6-K/A with the SEC on 1 July 2025.
(2) Non-GAAP measure. See Appendix C for details and a reconciliation of non-GAAP metrics to the nearest GAAP measure.

- Revenue increased 56.5%, primarily due to higher retail sales volumes driven by Polestar's transition to an active selling model and an attractive model line-up; Polestar benefitted from a growing share of higher-priced Polestar 3 and Polestar 4 models in the product mix, against a competitive and challenging pricing and market environment. Sales of carbon credits reached USD 72 million from USD 0.04 million a year earlier driven by a new EU Pooling agreement and sales of carbon credits in the US.

- Cost of sales was higher primarily due to the non-cash impairment expense on Polestar 3 of USD 739 million; higher cost of sales was also linked to higher sales volumes and the higher cost of producing Polestar 3 and Polestar 4, as well as higher tariffs, partially offset by a reduction in material costs of vehicles sold, including battery cost.

- Gross margin was negative at (49.4)% mainly due to impairment expense partially offset by sales mix improvements and carbon credit sales.

- Adjusted Gross Margin improved by 4.0 ppts and was a result of a growing share of better margin new models in the geographical sales mix, reduction in material costs and higher carbon credits direct sales partially offset by mounting pressure on pricing and tariffs.

- Selling, general and administrative (SG&A) expenses decreased by USD 19 million, due to optimized marketing and advertising costs, and reduction in administrative costs of USD 49 million resulting from cost discipline and organizational restructuring with reduced headcount partially offset by an increase in sales agency remuneration linked to higher sales volumes of USD 30 million.

Polestar

- Research and development (R&D) expenses were higher due to a lower capitalization rate in the period.
- Operating loss of USD (1,096) million was primarily driven by the impairment expense; an improvement in Adjusted Gross Margin, lower SG&A expenses and higher other operating income, which included positive changes in foreign exchange rates on operational activities, and an increase in indirect sales of carbon credits partially offset the operating loss.
- Net loss of USD (1,193) million was a result of a higher operating loss and a reduction in the gains from fair value change on earn-out rights partially offset by a positive change in foreign exchange rates on financial activities.
- Adjusted EBITDA of USD (302) million was better by USD 131 million as a result of improved Adjusted Gross Margin, lower SG&A expenses and higher other operating income including positive foreign exchange impact, partially offset by higher R&D expenses.

Select results for Q2 2025

The table below summarizes key quarterly operational and financial results and provides the year-on-year (YoY) and quarter-on-quarter (QoQ) comparison for Q2 2025 results:

(in millions of U.S. dollars)	For the three months ended				
(unaudited)	30 June 2025	31 March 2025[1]	30 June 2024	YoY change, %	QoQ change, %
			Restated[2]		
Retail sales[3], units	18,049	12,240	13,072	38.1	47.5
Revenue	791	632	579	36.6	25.2
Gross margin %	(97.2)	10.4	0.4	(97.6) ppts	(107.5) ppts
Adjusted Gross Margin (non-GAAP, %)[4]	(5.7)	10.4	0.4	(6.1) ppts	(16.0) ppts
Net loss	(1,027)	(166)	(268)	(283.2)	(517.5)
Adjusted EBITDA (non-GAAP)[4]	(216)	(86)	(221)	2.3	(151.0)

(1) Revenue, gross margin, net loss and Adjusted EBITDA for the three months ended 31 March 2025 have been revised from those previously published to include a total of USD 31 million from sales of carbon credits, which includes USD 7 million previously reported for the quarter.

(2) Restated" refers to the restated six-month periods ended 30 June 2024 filed on Form 6-K/A with the SEC on 1 July 2025.

(3) Retail sales figures are sales to end customers. Retail Sales include new cars handed over via all sales channels and all sale types, including but not restricted to internal, fleet, retail, rental and leaseholders' channels across all markets irrespective of their market model and setup and may or may not generate directly revenue for Polestar.

(4) Non-GAAP measure. See Appendix C for details and a reconciliation of non-GAAP metrics to the nearest GAAP measure.

- Retail sales totaled an estimated 18,049 cars, up 38.1% YoY and 47.5% QoQ supported by an attractive model line-up.
- Revenue grew 36.6% YoY and 25.2% QoQ, driven mainly by retail sales volumes, channel and product mix developments against a competitive and

challenging pricing and market environment. Sales of carbon credits were USD 41 million in the quarter.

- Gross margin at (97.2)% includes the impairment expense.
- Adjusted Gross Margin at a negative (5.7)%, a reduction of 6.1 ppts YoY, due to more competitive pricing offsetting a growing share of better margin models in the sales mix and a deterioration of 16.0 ppts QoQ, due to car line and channel mix, higher cost of sales linked to tariffs, adjustment of inventory net realizable value and increasing competitive pricing.
- Net loss of USD (1,027) million, driven by impairment expense.
- Adjusted EBITDA loss of USD (216) million lower YoY and higher QoQ predominantly due to the Adjusted Gross Margin evolution.

Key operational highlights

The table below summarizes key operational results as of and for the six months ended 30 June 2025:

	For the six months ended 30 June		
	2025	**2024**	*% Change*
Retail sales [1]	30,289	20,047	*51.1%*
• including external vehicles with repurchase obligations[2]	979	978	*0.1%*
• including internal vehicles	1,906	907	*110.1%*
Markets[3]	28	27	*3.7%*
Sales points[4]	170	167	*1.8%*
of which sales points, excluding China	169	121	*39.7%*
Service points[5]	1,237	1,163	*6.4%*

(1) Retail sales figures are sales to end customers. Retail Sales include new cars handed over via all sales channels and all sale types, including but not restricted to internal, fleet, retail, rental and leaseholders' channels across all markets irrespective of their market model and setup and may or may not generate directly revenue for Polestar.
(2) In the six months ended 30 June 2025 this number includes 177 cars that were handed over as security under a financing arrangement.
(3) Represents the markets in which Polestar operates.
(4) Represents Sales Points, including retail locations which are physical facilities (such as showrooms), actively selling Polestar cars, and pre-space activations, which represent locations with an ongoing project to build a retail location that have already started selling Polestar cars.
(5) Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar's international expansion.

- Sales points, excluding China grew by 48 sites or 39.7%, as we accelerated the transition to an active selling model. In H1 2025, Polestar signed up a total of 26 new retail partners.
- Polestar increased sales of internal cars to support its retail network expansion.

Polestar

Key cash flow highlights

The table below summarizes cash flows for the six months ended 30 June 2025:

(in millions of U.S. dollars) (unaudited)	For the six months ended 30 June 2025
Beginning cash	**739**
Cash used for operating activities	(498)
Cash used for investing activities	(322)
Cash provided by financing activities	687
Ending cash	**719**

- Operating cash outflow of USD 498 million included an operating loss net of non-cash adjustments and working capital requirements due to payments of trade payables to related parties and an increase in trade receivables due to high sales volumes in June, partially offset by continuing inventory unwind.
- Investing cash outflow of USD 322 million included additions to property, plant, and equipment as well as intangible assets and additions to investment in associates. Investments were in intellectual property and tangible assets related mainly to model years Polestar 3 and Polestar 4, to prepare Polestar 5 for the commencement of production in H2 2025 and to prepare the start of production of Polestar 4 in Busan (Korea) factory in H2 2025.
- Financing cash inflow of USD 687 million consisted of proceeds from short-term borrowings and the USD 200 million PIPE investment partially offset by repayment of borrowings.

Key loan facilities and funding highlights

- Approximately USD 1.1 billion of facilities were renewed and approximately USD 1.0 billion of new facilities were secured during 2025 through August totaling USD 2.1 billion
    - This includes previously announced secured term facilities of up to USD 450 million and EUR 480 million for the renewed Green Trade Finance Facility
- $200 million PIPE investment from PSD Investment in June 2025
- Amended covenants with club loan facility banks agreed regarding revenue and debt-to-asset ratio covenants testing quarterly for the remainder of 2025 and full-year 2025

In June 2025, Polestar entered into a securities purchase agreement pursuant to which Polestar agreed to sell 190,476,190 newly issued Class A American Depositary Shares ("ADS") to PSD Investment Limited ("PSD Investment"), an existing investor, an entity that is controlled by Mr. Shufu (Eric) Li, Founder and Chairman of Geely Holding Group, for USD 200,000,000 through a private investment in public equity ("PIPE") at a price of $1.05 per Class A ADS, which represents the volume weighted average closing sale price for the previous five consecutive trading days prior to signing.

The PIPE closed in July 2025 when PSD Investment converted 20,000,000 of its Class B ADS shares into Class A ADS shares to keep the overall voting power of its Polestar shareholdings below 50%. Polestar intends to use the proceeds from the equity investment for working capital requirements and general corporate purposes.

Polestar continues to have a constructive dialogue with lenders of the USD 950 million 'club loan' regarding its future club loan obligations. As a result of ongoing discussions, prior to 30 June 2025, the lenders agreed to amend the debt-to-asset ratio range for the second quarter of 2025. As a result, Polestar was in compliance with the covenants of the syndicated loan as of 30 June 2025. On 9 July 2025, the lenders agreed to amend the minimum revenue covenant for 2025 and to amend the debt-to-asset ratio range for the third and fourth quarter of 2025.

We continue to work closely with Geely Group on securing new equity and debt funding.

The Company's debt level remains in compliance with its loan covenants.

Key recent developments and business highlights
- Polestar commenced sales in France, its 28th market, in June 2025 with all three models available to order
- Polestar selected Volvo Cars as development and manufacturing partner for Polestar 7, with manufacturing expected to start in Kosice, Slovakia ahead of the compact SUV's planned launch in 2028
- Polestar 4 wins Red Dot "Best of the Best" award
- Polestar 4 achieves 5-star Euro NCAP safety rating
- Polestar 4 wins the 2025 Mille Miglia Green
- Polestar 3 introduces Abbey Rode Mode via over-the-air-update
- Polestar Charge now offers 1 million charge points

Financial guidance

Further to the announcement on 30 April 2025 when Polestar withdrew 2025 financial guidance, the Company refrains from issuing any guidance at this time other than to continue to target compound annual retail sales volume growth of 30-35% over 2025-2027. The Company is assessing the impact of international tariffs, policy and regulatory changes and evolving market dynamics on its business and geographic footprint while looking for further cooperation, especially with Volvo Cars. Polestar expects to resume issuing guidance and will provide further updates as appropriate.

Conference call

Michael Lohscheller, CEO, and Jean-Francois Mady, CFO, will host a conference call today, 3 September 2025, at 14:00 CET. To join the call, please follow the instructions available under Events on the Polestar Investor Relations website.

Notes
All financial figures are in millions of U.S. dollars (USD). Unless otherwise stated, the performance shown in this press release covers the three-month and six-month periods to 30 June 2025 (Q2 and H1 2025, respectively) and is compared to the three-month and six-month periods to 30 June 2024 (Q2 and H1 2024, respectively).

Polestar

Calendar
Polestar expects to report its Q3 2025 retail sales volumes on 9 October 2025.

Contacts
Anna Gavrilova
Head of Investor Relations
anna.gavrilova@polestar.com

Theo Kjellberg
Head of Corporate Communications
theo.kjellberg@polestar.com

Statement regarding unaudited financial and operational results
The unaudited financial and operational information published in this press release and previously released regarding Q1 2025 is subject to potential adjustments. Potential adjustments to operational and consolidated financial information may be identified from work performed during Polestar's year-end audit. This could result in differences from the unaudited operational and financial information published herein and/or previously released for Q1 2025. For the avoidance of doubt, the unaudited operational and financial information published in this press release and previously released for Q1 2025 should not be considered a substitute for the financial information filed with the SEC in Polestar's Annual Reports on Form 20-F.

About Polestar
Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand with a focus on uncompromised design and innovation, and the ambition to accelerate the change towards a sustainable future. Headquartered in Gothenburg, Sweden, its cars are available in 28 markets globally across North America, Europe and Asia Pacific.

Polestar has three models in its line-up: Polestar 2, Polestar 3, and Polestar 4. Planned models include the Polestar 5 four-door GT (to be introduced in 2025), the Polestar 7 compact SUV (to be introduced in 2028) and the Polestar 6 roadster. With its vehicles currently manufactured on two continents, North America and Asia, Polestar is diversifying its manufacturing footprint further, with production of Polestar 7 planned in Europe.

Polestar has an unwavering commitment to sustainability and has set an ambitious roadmap to reach its climate targets: halve greenhouse gas emissions by 2030 per-vehicle-sold and become climate-neutral across its value chain by 2040. Polestar's comprehensive sustainability strategy covers the four areas of Climate, Transparency, Circularity, and Inclusion.

Forward-looking statements
Certain statements in this press release ("Press Release") may be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential", "forecast", "plan", "seek", "future", "propose" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar's ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars and Geely, original equipment manufacturers, vendors and technology providers; (2) Polestar's ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar's ability to raise additional funding; (4) Polestar's ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar's estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) the identification and remediation of accounting errors and/or a final assessment of errors already identified that differs significantly from Polestar's preliminary view of such errors and the successful filing of restatements of any SEC reports; (7) Polestar's ability to continue to meet stock exchange listing standards; (8) changes in domestic and foreign business, market, financial, political and legal conditions; (9) demand for Polestar's vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales; (10) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar's vehicles and Polestar's reliance on a limited number of vehicle models to generate revenues; (11) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (12) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (13) Polestar's reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (14) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (15) risks related to future market adoption of Polestar's offerings; (16) risks related to Polestar's current distribution model and the evolution of its distribution model in the future; (17) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar's future business; (18) changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles), governmental incentives, tariffs and fuel and energy prices; (19) Polestar's reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (20) Polestar's ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (21) the outcome of any potential litigation, including litigation involving Polestar and Gores Guggenheim, Inc., government and regulatory proceedings, tax audits, investigations and inquiries; (22) Polestar's ability to continuously and rapidly innovate, develop and market new products; (23) the impact of the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip and the Red Sea; and (24) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Polestar's Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.

Polestar

Appendix A

Polestar Automotive Holding UK PLC

Unaudited Condensed Consolidated Statement of Income (Loss)
(in thousands of U.S. dollars unless otherwise stated)

	For the six months ended 30 June	
	2025	2024
Revenue	1,422,605	909,247
Cost of sales	(2,125,729)	(932,533)
Impairment expense, net of reversals	(723,524)	—
Other cost of sales	(1,402,205)	(932,533)
Gross loss	(703,124)	(23,286)
Selling, general and administrative expense	(431,283)	(450,465)
Research and development expense	(31,262)	(24,312)
Other operating income and expenses, net	70,075	21,913
Operating loss	(1,095,594)	(476,150)
Finance income	52,797	8,077
Finance expense	(185,319)	(199,278)
Fair value change - Earn-out rights	15,813	139,638
Fair value change - Class C Shares	—	2,500
Share of losses in associates	(24,261)	(4,350)
Loss before income taxes	(1,236,564)	(529,563)
Income tax benefit (expense)	43,485	(14,315)
Net loss	(1,193,079)	(543,878)

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Financial Position
(in thousands of U.S. dollars unless otherwise stated)

	As of 30 June	As of 31 December
	2025	**2024**
Assets		
Non-current assets		
Intangible assets and goodwill	837,666	1,040,849
Property, plant and equipment	360,068	537,743
Vehicles under operating leases	64,323	56,137
Other non-current assets	43,252	39,740
Deferred tax assets	123,379	81,554
Other investments		
Total non-current assets	**1,428,688**	**1,756,023**
Current assets		
Cash and cash equivalents[1]	718,625	739,237
Trade receivables	259,360	152,405
Trade receivables - related parties	76,843	37,844
Accrued income - related parties	55,903	42,839
Inventories	805,701	1,079,361
Current tax assets	10,201	5,021
Other current assets	270,284	238,907
Other current assets - related parties	17,098	2,713
Total current assets	**2,214,015**	**2,298,327**
Total assets	**3,642,703**	**4,054,350**
Equity		
Share capital	(21,258)	(21,169)
Other contributed capital	(3,845,698)	(3,625,027)
Foreign currency translation reserve	28,276	63,152
Accumulated deficit	8,104,683	6,911,604
Total equity	**4,266,003**	**3,328,560**
Liabilities		
Non-current liabilities		
Non-current contract liabilities	(74,207)	(61,002)
Deferred tax liabilities	(527)	(630)
Other non-current provisions	(104,201)	(94,757)
Other non-current liabilities	(81,398)	(71,398)
Earn-out liability	(12,965)	(28,778)
Non-current liabilities to credit institutions	(973,779)	(927,235)

Other non-current interest-bearing liabilities	(50,289)	(47,918)
Other non-current interest-bearing liabilities - related parties	(1,409,102)	(1,410,258)
Total non-current liabilities	**(2,706,468)**	**(2,641,976)**
Current liabilities		
Trade payables	(130,950)	(103,368)
Trade payables - related parties	(626,791)	(790,546)
Accrued expenses - related parties	(280,782)	(279,686)
Advance payments from customers	(7,940)	(17,344)
Current provisions	(114,764)	(72,769)
Current liabilities to credit institutions	(3,087,055)	(2,512,394)
Current tax liabilities	(5,347)	(28,872)
Interest-bearing current liabilities	(14,539)	(13,923)
Interest-bearing current liabilities - related parties	(110,789)	(100,662)
Current contract liabilities	(29,388)	(37,649)
Class C Shares liability	(3,500)	(3,500)
Other current liabilities	(747,692)	(740,577)
Other current liabilities - related parties	(42,701)	(39,644)
Total current liabilities	**(5,202,238)**	**(4,740,934)**
Total liabilities	**(7,908,706)**	**(7,382,910)**
Total equity and liabilities	**(3,642,703)**	**(4,054,350)**

(1) Excludes restricted cash.

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Cash Flows
(in thousands of U.S. dollars unless otherwise stated)

	For the six months ended 30 June	
	2025	**2024**
Cash flows from operating activities		
Net loss	**(1,193,079)**	**(543,878)**
Adjustments to reconcile net loss to net cash flows:		
Depreciation and amortization	32,333	22,769
Warranty provisions	40,828	8,697
Impairment of inventory	81,056	31,682
Impairment of property, plant, and equipment, vehicles under operating leases, and intangible assets, net of reversals	723,524	—
Finance income	(52,797)	(8,077)
Finance expense	185,319	199,278
Fair value change - Earn-out rights	(15,813)	(139,638)
Fair value change - Class C Shares	—	(2,500)
Income tax (expense) benefit	(43,485)	14,315
Share of losses in associates	24,261	4,350
Net gains on derecognition and disposal of property, plant and equipment and intangible assets	(286)	—
Litigation provisions, net of insurance	(583)	2,784
Other provisions	35,993	15,826
Unrealized operating exchange rate loss, net	(38,546)	(5,629)
Other non-cash expense and income	40,931	7,627
Changes in operating assets and liabilities:		
Inventories	345,169	160,813
Contract liabilities	(6,720)	24,204
Trade receivables, prepaid expenses, and other assets	(149,266)	98,623
Trade payables, accrued expenses, and other liabilities	(335,281)	(3,196)
Restricted deposits	(2,565)	—
Interest received	1,867	5,606
Interest paid	(146,545)	(146,199)
Taxes paid	(23,967)	(15,128)
Cash used for operating activities	**(497,652)**	**(267,671)**
Cash flows from investing activities		
Additions to property, plant, and equipment	(88,032)	(83,884)
Additions to intangible assets	(201,581)	(133,049)
Additions to investment in associates	(38,816)	(34,300)

Reductions (additions) to other non-current assets	460	(21,490)
Proceeds from sale of property, plant and equipment	6,294	34
Cash used for investing activities	**(321,675)**	**(272,689)**
Cash flows from financing activities		
Proceeds from short-term borrowings	1,954,240	388,420
Proceeds from long-term borrowings	—	952,754
Repayments of borrowings	(1,455,817)	(867,249)
Proceeds from equity issuance	200,000	—
Repayments of lease liabilities	(10,968)	(12,534)
Cash provided by financing activities	**687,455**	**461,391**
Effect of foreign exchange rate changes on cash and cash equivalents	111,260	(20,384)
Net decrease in cash and cash equivalents	**(20,612)**	**(99,353)**
Cash and cash equivalents at the beginning of the period	**739,237**	**768,264**
Cash and cash equivalents at the end of the period	**718,625**	**668,911**

Polestar

Appendix B

Impairment of assets

As of 30 June 2025, management identified indicators of impairment for its Polestar 3 CGU, namely a reduction in forecast gross margin and in sales volumes in the short-term resulting in a decrease in the forecast lifecycle profitability of the vehicle.

The recoverable amount of the Polestar 3 CGU was based on its value in use and calculated based on estimations of future cash flows. Forecast cash flows were discounted using a WACC of 15.5%.

The assumptions used to estimate future cash flows reflect changes in financial conditions and/or expectations since the previous impairment test was performed (31 December 2024), including increases in cost of sales resulting from the imposition of increased tariffs on imported automotive parts for cars assembled in the U.S., and pressures on pricing of electric vehicles, which significantly impacted profitability. As a consequence of less favorable macroeconomic and market conditions than originally anticipated, the recoverable amount of the Polestar 3 CGU was estimated to be USD 25 million, resulting in an impairment loss of USD 739 million presented in cost of sales.

Polestar

Appendix C

Polestar Automotive Holding UK PLC

Polestar uses both generally accepted accounting principles ("GAAP", i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance and for other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.

These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when assessing Polestar's operating performance. The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.

In December 2024, management determined that both Adjusted Operating Loss and Adjusted Net Loss were non-GAAP measures which were no longer needed to be evaluated as they were no longer viewed as relevant measures for understanding the underlying performance of Polestar's core business operations or ongoing performance. Therefore, these measures are no longer being presented.

Non-GAAP financial measures used by management are *Adjusted EBITDA, Free Cash Flow, Adjusted Gross Profit (Loss)* and *Adjusted Gross Margin*.

Adjusted EBITDA

Adjusted EBITDA is calculated as net loss, adjusted to exclude:

- Fair value change - Earn-out rights;
- Fair value change - Class C Shares;
- Finance expense;
- Finance income;
- Income tax benefit (expense);
- Depreciation and amortization[1];
- Impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets;
- Restructuring costs[2];
- Gains / losses on disposals of investments[3]; and
- Unusual other operating income and expenses that are considered rare or discrete events and are infrequent in nature.

Polestar

1 - Includes (a) depreciation and amortization capitalized into the carrying value of inventory sold (i.e., part of inventory costs), and (b) depreciation and amortization expense.

2 - Restructuring costs include expenses associated with programs that were planned and controlled by management, and materially changed either (a) the scope of a business undertaken by the Group, or (b) the manner in which business is conducted.

3 - Disposals of investments include disposals, by sales or otherwise, of (a) debt or equity financial instruments issued by another entity that are held as investments, (b) intangible assets, (c) property, plant, and equipment, and (d) groups of assets and liabilities representing disposal groups that were transferred together as part of individual transactions.

Management reviews this measure and believes it provides meaningful insight into the core business's underlying operating performance and trends, before the effect of any adjusting items.

The definition of Adjusted EBITDA was refined in December 2024. Accordingly, Adjusted EBITDA for the six months ended 30 June 2024 is recast for the changed definition. For more information regarding the changes in the Adjusted EBITDA definition, please refer to the section Non-GAAP Financial Measures in the 2024 20-F.

Free Cash Flow
Free Cash Flow is calculated as cash used for operating activities, adjusted to exclude cash flows to acquire property, plant and equipment and intangible assets. This measure is reviewed by management and management considers it to be a relevant measure for assessing cash generated by operating activities that is available to repay debts and spend on other strategic initiatives.

Adjusted Gross Profit (Loss) and *Adjusted Gross Margin*
Adjusted Gross Profit (Loss) is calculated as Gross profit (loss), adjusted to exclude expenses arising from the impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets. Adjusted Gross Margin is calculated as Adjusted Gross Profit (Loss) divided by revenue. These measures are reviewed by management and management considers them to be useful measures for assessing Polestar's historical operating performance as they facilitate comparison between periods by excluding the non-cash impairment expense, the measurement of which includes significant assumptions related to future periods.

Polestar

Unaudited reconciliation of Non-GAAP measures

Adjusted EBITDA

(in thousands of U.S. dollars)	For the six months ended 30 June	
	2025	**2024**
Net loss	(1,193,079)	(543,878)
Fair value changes on Earn-out rights and Class C shares	(15,813)	(142,138)
Finance expense	185,319	199,278
Finance income	(52,797)	(8,077)
Income tax (benefit) expense	(43,485)	14,315
Depreciation and amortization	75,772	47,042
Impairment expense, net of reversals	723,524	—
Gains on disposals of investments	4,629	—
Restructuring costs	13,629	—
Adjusted EBITDA	**(302,301)**	**(433,458)**

Adjusted EBITDA

(in thousands of U.S. dollars)	For the three months ended		
	30 June 2025	**31 March 2025**	**30 June 2024**
Net loss	(1,026,809)	(166,270)	(267,969)
Fair value changes on Earn-out rights and Class C shares	(4,460)	(11,352)	(57,534)
Finance expense	92,246	93,073	74,117
Finance income	(15,422)	(37,375)	(4,791)
Income tax (benefit) expense	(42,193)	(1,291)	12,254
Depreciation and amortization	43,975	31,797	22,858
Impairment expense, net of reversals	723,524	—	—
Gains (losses) on disposals of investments	(662)	5,290	—
Restructuring costs	13,629	—	—
Adjusted EBITDA	**(216,172)**	**(86,129)**	**(221,065)**

Free cash flow

(in thousands of U.S. dollars)	For the six months ended 30 June	
	2025	**2024**
Net cash used for operating activities	(497,652)	(267,671)
Additions to property, plant, and equipment	(88,032)	(83,884)
Additions to intangible assets	(201,581)	(133,049)
Free cash flow	**(787,265)**	**(484,604)**

Polestar

Adjusted Gross Profit (Loss)

(in thousands of U.S. dollars)	For the six months ended 30 June	
	2025	**2024**
Gross profit (loss)	(703,124)	(23,286)
Impairment expense, net of reversals	723,524	—
Adjusted Gross Profit (Loss)	20,400	(23,286)

Adjusted Gross Profit (Loss)

(in thousands of U.S. dollars)	For the three months ended		
	30 June 2025	**31 March 2025**	**30 June 2024**
Gross profit (loss)	(768,566)	65,442	2,299
Impairment expense, net of reversals	723,524	—	—
Adjusted Gross Profit (Loss)	(45,042)	65,442	2,299

Adjusted Gross Margin

(in thousands of U.S. dollars)	For the six months ended 30 June	
	2025	**2024**
Adjusted Gross Profit (Loss) (a)	20,400	(23,286)
Revenue (b)	1,422,605	909,247
Adjusted Gross Margin (a/b)	1,4%	-2,6%

Adjusted Gross Margin

(in thousands of U.S. dollars)	For the three months ended		
	30 June 2025	**31 March 2025**	**30 June 2024**
Adjusted Gross Profit (Loss) (a)	(45,042)	65,442	2,299
Revenue (b)	790,790	631,816	579,036
Adjusted Gross Margin (a/b)	(5.7)%	10.4%	0.4%